MATTHEW OGURICK

Partner

DIRECT TEL: 212-326-0243

FAX: 212-326-0806

mogurick@pryorcashman.com

August 5, 2024

Via Edgar

Mr. Michael Purcell

Ms. Karina Dorin

Mr. John Hodgin

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	HNR ACQUISITION CORP
Amendment No. 4 to Registration Statement on Form S-1 Filed July 25, 2024 File No. 333-275378

Lady and Gentleman:

On behalf of our client, HNR Acquisition Corp, a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, we hereby submit in electronic form the accompanying Amendment No. 5 to the Registration Statement on Form S-1 of the Company (“Amendment No. 5”), marked to indicate changes from the above-referenced Registration Statement on Form S-1 (as amended, the “Registration Statement”), which was initially filed with the Securities and Exchange Commission (the “Commission”) on November 7, 2023.

Amendment No. 5 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter dated August 1, 2024 (the “Comment Letter”). In addition to addressing the comments received from the Staff, the Company has also revised the Registration Statement in Amendment No. 5 to update other disclosures in the Registration Statement. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 5.

The Company has asked us to convey the following responses to the Staff:

Amendment No. 4 to Registration Statement on Form S-1

Notes to Consolidated Financial Statements

Note 13-Supplemental Disclosure of Oil and Natural Gas Operations (Unaudited)

Reserve Quantity Information, page F-33

1.

We have read your response to prior comment 4 but note the figures currently shown on page F-33 as 2,456 MMcf for proved developed natural gas reserves and 11,686 MBoe for total proved developed reserves for the year ended December 31, 2023 continue to be inconsistent with the correct figures of 2,675 MMcf and 11,723 MBoe presented on page 73, respectively.

Furthermore, the sum of the 2,456 MMcf of proved developed gas reserves and the 850 MMcf of proved undeveloped gas reserves currently shown on page F-33 equates to total natural gas reserves of 3,306 MMcf and not the correct figure 3,525 MMcf shown on pages 73 and F-33 for the period ended December 31, 2023. The sum of the 11,686 MBoe for total proved developed reserves and the 4,279 MBoe for total proved undeveloped reserves currently shown on F-33 equates to total proved reserves of 15,965 MBoe and not the correct figure of 16,002 MBoe shown on pages 73 and F-33 for the period ended December 31, 2023.

Please revise as needed to resolve the apparent inconsistencies in the disclosure provided on page F-33.

Response:	In response to the Staff’s comment, the Company has revised page F-33 of the Registration Statement to correct inconsistencies.

General

2.	We note your response to prior comment 7. While we do not agree with your analysis regarding the applicability of Rule 14e-5 to the Forward Purchase Agreement, we will not issue further comments.

Response:	The Company acknowledges the Staff’s comment.

*       *       *

As it is the goal of the Company to have the Form S-1 declared effective as soon as possible, the Company would greatly appreciate the Staff’s review of Amendment No. 5 as promptly as practicable. If the Staff has any questions with respect to the foregoing, please contact the undersigned at (212) 326-0243.

Very truly yours,

/s/ Matthew Ogurick
Matthew Ogurick

cc:	HNR Acquisition Corp